As filed with the U.S. Securities and Exchange Commission on December 22, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
Mercantil Servicios Financieros, C.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

The Bolivarian Republic of Venezuela
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________________

Banco Mercantil
New York Representative Office
11 East 51st Street
New York, NY 10022
(212) 891 7404
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Scott A. Ziegler, Esq.	Richard M. Kosnik, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Jones Day 222 E. 41st Street New York, New York 10017 (212) 326-3437
It is proposed that this filing become effective under Rule 466
 ☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
American Depositary Shares to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four Series A Common Shares, par value Bs. 150 each, of Mercantil Servicios Financieros, C.A.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four Series B Common Shares, par value Bs. 150 each, of Mercantil Servicios Financieros, C.A.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535
			TOTAL	$1070
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed forms of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Each Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraphs (7)

Item 2. AVAILABLE INFORMATION

	Item Number and Caption	Location in Each Form of American Depositary Receipt Filed Herewith as Prospectus

(a)
Statement that Mercantil Servicios Financieros, C.A. furnishes the Commission with certain reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement. Form of Deposit Agreement dated as of August 1, 1997 as amended and restated as of December , 2006  among Mercantil Servicios Financieros, C.A. (the “Company”), a corporation organized under the laws of the Republic of Venezuela, JPMorgan Chase Bank N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder, including the forms of ADRs. Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 22, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Mercantil Servicios Financieros, C.A. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 22, 2006.

Mercantil Servicios Financieros, C.A

By	/s/Gustavo A. Marturet
Name:	Gustavo A. Marturet
Title:	Chairman of the Board of Directors and President
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Guillermo Ponce, Julio Peña and Iván Trujillo, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/Gustavo A. Marturet.	Chairman of the Board of Directors and President	December 22, 2006
Gustavo A. Marturet	(principal executive officer)
/s/ Gustavo J. Vollmer H.	Director	December 22, 2006
Gustavo J. Vollmer H.
/s/ Alfredo Travieso P.	Director	December 22, 2006
Alfredo Travieso P.
/s/ Luis A. Romero M.	Director	December 22, 2006
Luis A. Romero M.

/s/Victor J. Sierra A.	Director	December 22, 2006
Victor J. Sierra A.
/s/Gustavo J. Vollmer A.	Director	December 22, 2006
Gustavo J. Vollmer A.
/s/Jonathan Coles	Director	December 22, 2006
Jonathan Coles
/s/Roberto Vainrub	Director	December 22 , 2006
Roberto Vainrub
/s/Nerio Rosales R.	Director	December 22, 2006
Nerio Rosales R.
/s/Alejandro Gonzalez Sosa	Chief Financial Officer	December 22, 2006
Alejandro González Sosa	(principal financial officer)
/s/Alfonso Figueredo	Controller	December 22, 2006
Alfonso Figueredo	(principal financial officer)
/s/Lourdes Jordan	Authorized Representative in the United States	December 22, 2006
Lourdes Jordan On behalf of Banco Mercantil New York Representative Office

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Deposit Agreement dated as of August 1, 1997 as amended and restated as of December , 2006
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification